February 2, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biondvax Pharmaceuticals Ltd.
Registration Statement on Form F-1
File No. 333-201283

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BiondVax Pharmaceuticals Ltd. hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-201283), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on February 2, 2017, or as soon as practical thereafter.

The Registrant hereby authorizes Tammy Hevrony Zoppo of Pearl Cohen Zedek Latzer Baratz, Tel Aviv, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to David Aboudi, Ilan Gerzi or Tammy Hevrony Zoppo (972-3-6073777) of Pearl Cohen Zedek Latzer Baratz. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Pearl Cohen Zedek Latzer Baratz, Tel Aviv, attention: Tammy Hevrony Zoppo, via facsimile at (972-3-6073778).

Best Regards,

BiondVax Pharmaceuticals Ltd.

/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer and Director